EX. 99.28(d)(32)(vii)

Amendment

to Amended and Restated

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Franklin Templeton Institutional, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and Franklin Templeton Institutional, LLC, a Delaware limited liability company and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into an Amended and Restated Investment Sub-Advisory Agreement effective as of the 1st day of December, 2012, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to an investment portfolio of JNL Series Trust, as listed on Schedule A to the Agreement (the “Fund”).

Whereas, the Board of Trustees of the Trust approved the following name change for the Fund, effective August 13, 2018:

-	JNL/Franklin Templeton International Small Cap Growth Fund to the
JNL/Franklin Templeton International Small Cap Fund

Whereas, the Parties have agreed to amend the Agreement, effective August 13, 2018, to reflect the Fund name change as outlined above.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

1.	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A dated August 13, 2018, attached hereto.

2.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated August 13, 2018, attached hereto.

3.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

4.
Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

5.	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed, effective as of August 13, 2018.

Jackson National Asset Management, LLC		Franklin Templeton Institutional, LLC

By:	/s/ Mark D. Nerud	By:	/s/ Coleen Barbeau
Name:	Mark D. Nerud	Name:	Coleen Barbeau
Title:	President and CEO	Title:	EVP

Schedule A
August 13, 2018

Fund
JNL/Franklin Templeton International Small Cap Fund

A-1

Schedule B
August 13, 2018
 (Compensation)

JNL/Franklin Templeton International Small Cap Fund
Average Daily Net Assets	Annual Rate
$0 to $500 million	.60%
$501 million to $1 billion	.55%
Amounts over $1 billion	.50%

Pursuant to this Sub-Advisory Agreement and to another Investment Sub-Advisory Agreement with Jackson National Asset Management, LLC, (together, the “Agreements”) both Franklin Templeton Institutional, LLC and Templeton Investment Counsel, LLC (each, a “Sub-Adviser,” and together, the “Sub-Advisers”) perform investment advisory services for the JNL/Franklin Templeton International Small Cap Fund (the “Fund”), a series of the JNL Series Trust. The fee rates shown in the table above this paragraph are the total fee rates payable, with respect to average daily net assets of the entire Fund, to both the Sub-Advisers together for their services to the Fund pursuant to both of the Agreements—the fee rates are not due to each Sub-Adviser separately.

B-1